

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 19, 2021

Curtis Tate, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

Re: <u>BlackRock Innovation and Growth Trust, File Nos. 333-251526; 811-23625</u>

Dear Mr. Tate:

        We have reviewed the registration statement for BlackRock Innovation and Growth Trust (the "Trust"), filed on Form N-2 with the Securities and Exchange Commission on December 21, 2020, and have the comments below. Comments given in one section apply to other sections in the filing that contain the same or similar disclosure. The captions used below correspond to the captions the Trust uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

1. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Trust, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

2. Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials. (*See*, Rule 163B under the Securities Act of 1933 ("Securities Act")).

COVER PAGE

Investment Strategy

3.   In regard to the Trust's "writing (selling) call and put options on indices of securities and sectors of securities," please add disclosure regarding whether these options will be covered or uncovered.

4.   The penultimate paragraph in this subsection states, "The Trust may also invest, without limit, in privately placed or restricted securities (including in Rule 144A securities, which are privately placed securities purchased by qualified institutional buyers), illiquid securities and securities in which no secondary market is readily available, including those of private companies. . . . Under normal market conditions, the Trust currently intends to invest up to

25% (emphasis added) of its total assets, measured at the time of investment, in such securities." Please supplement this disclosure based on the sentence on page 17 below, which states: "The Trust may invest without limitation in illiquid or less liquid investments or investments in which no secondary market is readily available or which are otherwise illiquid, including private placement securities."

Leverage

5.   We note that the Trust "currently does not intend to borrow money or issue debt securities or preferred shares." Please confirm that the Trust does not intend to issue debt securities or preferred stock within one year of the effective date of the registration statement, or add appropriate disclosure.

Limited Term and Eligible Tender Offer

6.   The disclosure states that "The Board may, by a Board Action Vote, cause the Trust to conduct a tender offer, as of a date within twelve months preceding the Dissolution Date (as may be extended as described above), to all common shareholders to purchase *100% of the then outstanding common shares* (emphasis added) of the Trust at a price equal to the NAV per common share on the expiration date of the tender offer (an 'Eligible Tender Offer')." However, it further states, "In an Eligible Tender Offer, the Trust will offer to purchase all common shares held by each common shareholder; provided that *if the payment for properly tendered common shares would result in the Trust having aggregate net assets below the Dissolution Threshold, the Eligible Tender Offer will be canceled* (emphasis added), no common shares will be repurchased and the Trust will dissolve as scheduled. In other words, the disclosure indicates that the tender offer will be expressly structured so that the Trust will specifically never "purchase 100% of the then outstanding common shares." Accordingly, please revise this cover page disclosure to eliminate this untrue statement. *See,* Section 14(e) of the Securities Exchange Act of 1934.

7.   If the Eligible Tender Offer could have a reasonable likelihood of causing the effects described in paragraph (a)(3)(ii) of Rule 13e-3 of the Securities Exchange Act of 1934 as to the Trust, this would appear to invoke the disclosure requirements of Rule 13e-3. Please include a contrary analysis with your response, or if you conclude that the rule could apply, please modify your disclosure to inform investors the circumstances under which the rule would apply and what that would entail.

PROSPECTUS SUMMARY
Investment Strategy

8.   The second paragraph states, "In evaluating innovative companies, the Advisor seeks to identify, using its own internal research and analysis, companies capitalizing on innovation or that are enabling the further development of the theme of innovation in the markets in which they operate." This language appears to cast a wide net of companies that could qualify as "innovative." Please disclose any objective and measurable criteria that will be used to identify "innovative" companies.

9.   The disclosure in this sub-section states, "The Advisor's outlook for a company based upon these and other factors is then compared to the outlook of the company implied in the current

share price of the company. The Advisor looks to invest in companies where its view of future cash flows is more favorable than that which it believes is *implied* (emphasis added) by the current price." Clarify the disclosure by explaining how the portfolio company's free cash flow is "implied" by its current share price.

Special Risk Considerations

10. Please move the sub-section on page 14 entitled "Risks Associated with the Trust's Options Strategy" to the beginning of this section.

11. In the discussion regarding "Restricted and Illiquid Investments Risk," add the parenthetical "junk bonds" after the words "below investment grade quality" on page 18.

CERTAIN PROVISIONS IN THE AGREEMENT AND DECLARATION OF TRUST AND BYLAWS

12. The disclosure on page 83 states, "The Agreement and Declaration of Trust states that the Trust is subject to the Maryland Control Share Acquisition Act (the "MCSAA") to the same extent as if the Trust were a Maryland corporation registered under the Investment Company Act as a closed-end investment company." If true, please affirmatively state that the Trust has "opted into" the MCSAA instead of "is subject to" the MCSAA.

13. The MCSAA provides that the subtitle does not apply to "(4) A corporation registered under the Investment Company Act of 1940 as a closed end investment company unless its board of directors adopts a resolution to be subject to this subtitle on or after June 1, 2000, provided that the resolution shall not be effective with respect to any person who has become a holder of control shares before the time that the resolution is adopted." Please clarify whether the board had adopted the resolution opting into the MCSAA or not.

14. Please clarify the meaning and implications of the disclosures and how they will be used in a defensive context. For example, if it is the Trust's intention, clarify that it is reserving discretion to allow friendly control shareholders to vote, but not unfriendly ones.

GENERAL COMMENTS

15. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

16. Responses to this letter should be made in a letter filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

17.   We remind you that the Trust and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6769.

Sincerely,

/s/ Deborah L. O'Neal

Deborah L. O'Neal
Senior Counsel

cc: Keith A. OConnell, Branch Chief
Michael J. Spratt, Assistant Director